SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SAFESTITCH MEDICAL, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

78645Y102

(CUSIP Number)

Joshua Weingard

SafeStitch Medical, Inc.

Chief Legal Officer

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4602

(Name, address and telephone number of person authorized to receive notices and communications)

September 3, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dr. Jane Hsiao, Ph. D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,726,151 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 15,726,151 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,726,151 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES **
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to purchase 375,000 shares of common stock. Also includes 1,913,470 shares of common stock held by Hsu Gamma Investments, LP, a Delaware limited partnership (“Hsu Gamma”), of which the Reporting Person is the general partner. The Reporting Person disclaims beneficial ownership of the securities held by Hsu Gamma, except to the extent of her pecuniary interest therein.
(2)	Based on 167,246,615 shares of Common Stock outstanding as of September 3, 2013.

ITEM 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed by Dr. Jane Hsiao, Ph. D. (the “Reporting Person”) and amends certain Items of the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2007 and amended on July 18, 2013, by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed with respect to the common stock, par value $0.001 per share, of SafeStitch Medical, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida 33137.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On September 3, 2013, the Reporting Person and Hsu Gamma Investments, L.P., a Delaware limited partnership (“Hsu Gamma”), of which the Reporting Person is the general partner, each acquired 437,500 shares, for an aggregate of 875,000 shares (the “Preferred Shares”) of the Issuer’s Series B Convertible Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), at a purchase price of $4.00 per share. The Reporting Person acquired and Hsu Gamma acquired their respective Preferred Shares using personal funds and working capital, respectively. The Reporting Person and Hsu Gamma acquired the Preferred Shares in a private placement (the “Private Placement”) pursuant to a securities purchase agreement, dated as of August 13, 2013 (the “Purchase Agreement”), by and among the Issuer, the Reporting Person, Hsu Gamma and the other investors party thereto (including the Reporting Person and Hsu Gamma, the “Investors”). Each share of Series B Preferred Stock converts automatically into ten shares of Common Stock upon the Issuer’s filing of an amendment to its Amended and Restated Certificate of Incorporation for the purpose of either or both: (1) increasing the authorized number of shares of Common Stock or (2) effecting a reverse split of the outstanding shares of Common Stock. The Series B Preferred Stock is not currently convertible into Common Stock, and there are conditions precedent to conversion of the Series B Preferred Stock, which are outside of the Reporting Person’s and Hsu Gamma’s control.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Person and Hsu Gamma acquired the Preferred Shares for investment purposes. The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

The Reporting Person’s beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Dr. Jane Hsiao, Ph. D.	15,726,151	(2)	9.4%

(1)	Based on 167,246,615 shares of Common Stock outstanding as of September 3, 2013.
(2)	Includes options to purchase 375,000 shares of common stock. Also includes 1,913,470 shares of common stock held by Hsu Gamma, of which the Reporting Person is the general partner. The Reporting Person disclaims beneficial ownership of the securities held by Hsu Gamma, except to the extent of her pecuniary interest therein.

The Reporting Person’s responses to cover page Items 7 through 10, inclusive, of this Amendment, including the footnotes thereto, are hereby incorporated by reference in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On August 13, 2013, the Issuer entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Tweety Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and TransEnterix, Inc., a Delaware corporation (“TransEnterix”). Pursuant to the Merger Agreement, on September 3, 2013 (the “Closing Date”), Merger Sub merged with and into TransEnterix with TransEnterix surviving the merger as the Issuer’s wholly owned subsidiary (the “Merger”).

Additionally, as described in Item 3 to this Amendment, on August 13, 2013, the Reporting Person and Hsu Gamma entered into the Purchase Agreement, pursuant to which they acquired the Preferred Shares. The description of the Purchase Agreement contained in Item 3 is incorporated by reference in this Item 6.

In connection with the Merger Agreement, the Merger and the Purchase Agreement, each of the Reporting Person and Hsu Gamma entered into a lock-up and voting agreement (each, a “Lock-up and Voting Agreement”), pursuant to which each has agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Company’s securities held by the Reporting Person and Hsu Gamma (collectively, “Covered Securities”) for a certain period following the Closing Date. The Lock-up and Voting Agreement provides that each of the Reporting Person and Hsu Gamma may sell, transfer or convey (i) up to 50% of her or its Covered Securities during the period commencing on the one-year anniversary of the Closing Date and ending on the eighteen-month anniversary of the Closing Date and (ii) up to an aggregate of 75% of her or its Covered Securities during the period commencing on the eighteen-month anniversary of the Closing Date and ending on the two-year anniversary of the Closing Date. The restrictions on transfer contained in the Lock-up and Voting Agreement cease to apply to the Covered Securities following the second anniversary of the Closing Date.

Additionally, pursuant to the Lock-up and Voting Agreement, the Reporting Person and Hsu Gamma have agreed, for the period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date, to vote all of their respective Covered Securities in favor of: (i) amending the Issuer’s Amended and Restated Certificate of Incorporation to change the legal name of the Issuer to “TransEnterix, Inc.”; (ii) effecting a reverse stock split of the Common Stock on terms approved by the Issuer’s board of directors; and (iii) amending the Issuer’s 2007 Incentive Compensation Plan in order to increase the number of shares of Common Stock available for issuance thereunder.

In connection with the Merger Agreement and the Private Placement, the Issuer and the Investors entered into that certain Registration Rights Agreement dated September 3, 2013 by and among the Issuer and the Investors (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is obligated to provide registration rights and certain other standard expense reimbursement and indemnification rights for the benefit of the Investors. After two years, the Issuer is required to file a registration statement on Form S-3, subject to the Issuer’s eligibility to use such form, to register for resale certain shares of Common Stock held by the Investors, and the Issuer is required to maintain the effectiveness of such registration statement until the earlier of: (i) the sale of all securities covered by the registration statement; or (ii) 36 months. After one year, if the Issuer registers a primary offering of its securities, the Registration Rights Agreement also requires that the Issuer include securities owned by the Investors in such registered primary offering, subject to certain restrictions including customary underwriter cutbacks. The Registration Rights Agreement terminates upon the earlier of: (x) with respect to any holder, when all of its securities have been sold by such holder; (y) a change of control of the Issuer, in which the registrable securities are sold or can be sold immediately after the change of control; and (z) five years following the Closing Date.

The foregoing description of the Purchase Agreement, the Lock-up and Voting Agreement and the Registration Rights Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Purchase Agreement, the form of Lock-up and Voting Agreement and the Registration Rights Agreement, which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Amendment and incorporated by reference in this Item 6.

ITEM 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated as of August 13, 2013, by and among SafeStitch Medical, Inc. and the Investor parties thereto, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 14, 2013 and incorporated by reference herein.

99.2	Form of Lock-up and Voting Agreement, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013 and incorporated by reference herein.

99.3	Registration Rights Agreement, dated as of September 3, 2013, by and among the Issuer and the investors party thereto, filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 6, 2013, and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2013	/s/ Dr. Jane Hsiao, Ph. D.
Dr. Jane Hsiao, Ph. D.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated as of August 13, 2013, by and among SafeStitch Medical, Inc. and the Investor parties thereto, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 14, 2013 and incorporated by reference herein.

99.2	Form of Lock-up and Voting Agreement, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013 and incorporated by reference herein.

99.3	Registration Rights Agreement, dated as of September 3, 2013, by and among the Issuer and the investors party thereto, filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 6, 2013, and incorporated by reference herein.